UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   N/A   to   N/A

Commission File Number 1-5046

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Con-way Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.

2211 Old Earhart Road, Suite 100

Ann Arbor, MI  48105

CON-WAY RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm)

CON-WAY RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Con-way Inc. Administrative Committee

Con-way Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Con-way Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Perkins & Company, P.C.

Portland, Oregon

June 25, 2012

CON-WAY RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010
	2011	2010
Assets:
Investments, at fair value:
Shares in registered investment companies	$703,095,000	$731,017,178
Common trust funds	258,557,163	252,612,921
Con-way Common Stock	202,834,237	238,398,088
Total investments	1,164,486,400	1,222,028,187
Net assets held in 401(h) account	41,220,081	40,596,807
Receivables:
Participant contributions	250,060	258,754
Con-way contributions	11,578,865	8,589,367
Notes receivable from participants	89,322,294	84,106,032
Total receivables	101,151,219	92,954,153
Cash	286,274	656,222
Total assets	1,307,143,974	1,356,235,369
Liabilities:
Amounts related to obligation of 401(h) account	(41,220,081)	(40,596,807)
Net assets available for benefits	$1,265,923,893	$1,315,638,562
See accompanying notes to financial statements.

CON-WAY RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2011

Additions:
Participant contributions	$65,743,366
Con-way contributions	36,900,508
Rollover contributions	405,018
Dividend and interest income	20,367,152
Total additions	123,416,044
Deductions:
Distributions to participants	(100,828,773)
Net depreciation in fair value of investments	(72,063,981)
Transfer to Con-way Personal Savings Plan	(128,898)
Transfer to Con-way Puerto Rico Savings Plan	(91,061)
Administrative expenses	(18,000)
Total deductions	(173,130,713)
Net decrease	(49,714,669)
Net assets available for benefits, December 31, 2010	1,315,638,562
Net assets available for benefits, December 31, 2011	$1,265,923,893
See accompanying notes to financial statements.

(1)	Description of Plan

The following description of the Con-way Retirement Savings Plan (the Plan or RSP) is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.

(a)	General

The Con-way sponsored Plan is a defined contribution plan with profit-sharing, salary deferral and employee stock ownership plan (ESOP) features and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the Code). The plan also provides medical benefits for retired participants, as described below.

Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the Trust).

Con-way has designated a portion of the ESOP feature of the Plan to be a money purchase pension plan and added medical benefits for retired participants, as described in note 3, Retiree Health Savings Account.

In December 2011, Con-way established the Con-way Puerto Rico Savings Plan.  Account balances of participants in the Con-way Retirement Savings Plan, who were residing in Puerto Rico, were transferred out of the Con-way Retirement Savings Plan into the Con-way Puerto Rico Savings Plan. Effective January 1, 2012, the Con-way Retirement Savings Plan was amended to exclude participation of Con-way employees residing in Puerto Rico.

(b)	Eligibility

Effective January 1, 2010, Con-way amended the Plan to limit participation to those employees participating as of December 31, 2009.

(c)	Contributions

Participants may contribute up to 50% of their eligible compensation subject to certain limitations.

The plan provides for Matching contributions equal to 50% of the first six percent of eligible compensation that participants contribute to the plan, Basic contributions that range from 3% to 5% of eligible compensation depending on years of service, and Transition contributions that range from 1% to 3% of the participants’ eligible compensation, depending on the participants’ combined age and years of service as of December 31, 2006. Effective in April 2009, the Matching and Transition contributions were suspended and the Basic contribution was limited to no more than 3% of an employee’s eligible compensation.  Con-way prospectively reinstated the Basic and Transition contributions to their prior levels in the fourth quarter of 2011.  The Matching contributions have not been reinstated.

Con-way’s contributions to the Plan for the year ended December 31, 2011 consisted of both cash contributions and non-cash contributions.  Non-cash contributions consisted of $8,717,682 of Con-way Common Stock.

The minimum funding requirements of the money purchase portion of the plan have been met.

(d)	Participant Accounts

The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested. As with balances in other invested funds, participants may transfer Con-way’s contributions to investments other than Con-way equity.

A separate account is maintained for each participant of the Plan. Allocations of Con-way’s contributions are based upon a percentage of participant contributions or compensation, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.

(e)	Vesting

Participants’ contributions plus earnings thereon vest immediately. The Basic and Transition contributions vest immediately. Con-way’s Matching contributions vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the Matching contributions are forfeited. Forfeited balances are used to reduce future Con-way contributions. At December 31, 2011 and 2010, forfeitures totaling $33,000 and $75,000, respectively, were available to reduce future contributions. In 2011, Con-way contributions were reduced by $180,000 from forfeited nonvested accounts.

(f)	Notes Receivable from Participants

The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2011 bear interest at rates ranging from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)	Payments and Benefits

Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except participant accounts invested in Con-way Common Stock can, at the direction of the participant, be paid in shares.

(h)	Plan Termination

Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

(b)	Investments

The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Investments are reported at fair value. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.

(c)	Income Recognition

The annual change in market value, including realized gains and losses, is reported in net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

(d)	Operating Expenses

During 2011, administrative expenses of the Plan were paid by Con-way and by Plan participants. Participant payments of administrative expenses were collected in administrative fees through a reduction in certain funds’ net asset value and paid directly to the Trustee. Certain funds also charge investment management fees in accordance with each fund’s prospectus, through a reduction in the funds’ net asset value.

(e)	Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(f)	Estimates

Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles (GAAP). These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(g)	New Accounting Standards

In May 2011, the FASB issued an amendment to the accounting standards related to fair value measurements and disclosure requirements that result in a consistent definition of fair value and common requirements for the measurement and disclosure of fair value between GAAP and International Financial Reporting Standards.  This standard provides certain amendments to the existing guidance on the use and application of fair value measurements and maintains a definition of fair value that is based on the notion of exit price.  This standard will become effective for the Plan on January 1, 2012 and is not expected to have a material impact on the Plan’s financial statements and disclosures.

In January 2010, the FASB issued an amendment to the accounting standards related to the disclosure about an entity’s use of fair value measurements.  The amended standards require entities to provide enhanced disclosures about transfers into and out of the Level 1 (fair value determined based on significant other observable inputs) classifications; provide separate disclosures about purchases, sales, issuances and settlements relating to the tabular reconciliation of beginning and ending balances of the Level 3 (fair value determined based on significant unobservable inputs) classifications; and provide greater disaggregation for each class of assets and liabilities that use fair value measurement.  Except for the detailed Level 3 roll-forward disclosures, the amendment was effective for the Plan as of January 1, 2010.  The adoption of these provisions of the amendment did not have a material effect on the Plan’s disclosures.

(3)	Retiree Health Savings Account

The Plan includes a medical benefit that funds a portion of the postretirement obligation for retirees and their beneficiaries in accordance with Section 401(h) of the Code. A separate account has been established and maintained in the Plan for the net assets related to the medical benefit (the 401(h) account). In accordance with Code Section 401(h), the Plan’s investments in the 401(h) account may not be used for, or diverted to, any other purpose other than providing health benefits for retirees and their beneficiaries. Plan participants do not contribute to the 401(h) account and do not direct the investment choices. Employer contributions to the 401(h) account are determined annually at the discretion of Con-way and are subject to certain limitations as defined by the Code.

Upon reaching age 45, completing five or more years of service and completing 1,000 or more paid hours of service in the Plan year, each noncontractual employee is eligible for a retiree medical allocation with respect to that Plan year. Retiree medical allocations for each 401(h) Plan participant are equal, except for allocations to participants retiring in the current plan year, for whom the allocation will be a pro-rata portion of the amount allocated to other participants based on the number of quarters employed in the year of retirement. Benefits to individual participants are limited to the total accumulated retiree medical allocation, plus interest credited quarterly and based on the five-year Treasury Constant Maturity rate as published by the Federal Reserve Board. In order to access their benefit balance during retirement, a participant must be at least age 55 with at least 10 years of service at retirement, or be at least age 65 at retirement. Any remaining unclaimed benefit will be forfeited to the Plan upon a participant’s death or termination of employment prior to retirement eligibility.

The fair value of the Plan assets held in the 401(h) account at December 31, 2011 and 2010, were $41,220,081 and $40,596,807, respectively.  These assets represent shares of registered investment companies and are classified as Level 1 fixed income within the fair value hierarchy.

(4)	Fair-Value Measurements

Assets and liabilities reported at fair value are classified in one of the following three levels within the fair-value hierarchy:

Level 1 – Quoted market prices in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3 – Unobservable inputs that are not corroborated by market data

The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies
U.S. large company growth	$188,535,306	$—	$—	$188,535,306
U.S. large company value	84,274,547	—	—	84,274,547
U.S. small company growth	38,732,661	—	—	38,732,661
International equity	43,514,690	—	—	43,514,690
Targeted retirement date	286,650,824	—	—	286,650,824
Fixed income	61,386,972	—	—	61,386,972
Total registered investment
companies	703,095,000	—	—	703,095,000

Common trust funds
U.S. equity index	—	32,909,723	—	32,909,723
Balanced	—	49,496,534	—	49,496,534
Fixed income	—	24,664,079	—	24,664,079
Money market	—	151,486,827	—	151,486,827
Total common trust funds	—	258,557,163	—	258,557,163

Con-way Common Stock	202,834,237	—	—	202,834,237
Total assets at fair value	$905,929,237	$258,557,163	$—	$1,164,486,400

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies
U.S. large company growth	$205,589,907	$—	$—	$205,589,907
U.S. large company value	90,326,849	—	—	90,326,849
U.S. small company growth	40,102,686	—	—	40,102,686
International equity	55,522,667	—	—	55,522,667
Targeted retirement date	278,774,685	—	—	278,774,685
Fixed income	60,700,384	—	—	60,700,384
Total registered investment
companies	731,017,178	—	—	731,017,178

Common trust funds
U.S. equity index	—	33,263,858	—	33,263,858
Balanced	—	50,304,903	—	50,304,903
Fixed income	—	21,817,064	—	21,817,064
Money market	—	147,227,096	—	147,227,096
Total common trust funds	—	252,612,921	—	252,612,921

Con-way Common Stock	238,398,088	—	—	238,398,088
Total assets at fair value	$969,415,266	$252,612,921	$—	$1,222,028,187

Registered investment companies are stated at fair value, based on their published net asset value. These registered investment companies are publicly traded and are considered to have readily determinable fair values. Common and collective trusts are not publicly traded and do not have readily determinable fair values. Accordingly, common and collective trusts are valued at their net asset value per unit based on the value of the underlying investments.  Investments in common and collective trusts can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. Con-way Common Stock is stated at fair value based on the quoted market price.

(5)	Investments

The following investments represent 5% or more of the Plan’s net assets.

	December 31,
	2011	2010
Shares in registered investment companies:
T. Rowe Price Growth Stock Fund, 3,631,060 and
3,847,736 shares, respectively	$115,576,647	$123,704,707
T. Rowe Price Equity Income Fund, 3,654,577 and
3,812,868 shares, respectively	$84,274,547	$90,326,849
T. Rowe Price Science and Technology Fund, 2,848,835
and 3,053,139 shares, respectively	$72,958,659	$81,885,200
T. Rowe Price Retirement 2020 Fund, 4,109,703
and 3,760,618 shares, respectively	$65,385,375	$61,824,555
Common trust funds:
T. Rowe Price U.S. Treasury Money Market Trust,
151,486,827 and 147,227,096 shares, respectively	$151,486,827	$147,227,096
Con-way equity:
Con-way Common Stock, 6,955,903 and 6,518,952
shares, respectively	$202,834,237	$238,398,088

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Con-way Common Stock	$(45,091,332)
Shares in registered investment companies	(30,721,535)
Common trust funds	3,748,886
$(72,063,981)

(6)	Income Tax Status

The Internal Revenue Service (IRS) has determined and informed Con-way by a letter dated August 20, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.  In 2009, the Plan applied for a new determination letter in accordance with IRS requirements. The IRS has acknowledged receipt of the Plan’s application. To date, the Plan has not received any comments from the IRS on its application.

(7)	Related-Party Transactions

Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

(8)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for plan benefits.

	December 31
	2011	2010
Net assets available for benefits – financial statements	$1,265,923,893	$1,315,638,562
Net assets held in 401(h) account included as assets in
Form 5500:
Shares in registered investment companies	41,220,081	40,596,807
Net assets available for benefits – Form 5500	$1,307,143,974	$1,356,235,369

The assets in the 401(h) account included in Form 5500 are not available to pay 401(k) benefits and can be used only to pay retiree health benefits.

The following are reconciliations of certain changes in net assets available for plan benefits:

		Retiree health
	Financial	savings account
	statements	(401(h) account)	Form 5500
Year ended December 31, 2011:
Net appreciation (depreciation)
in fair value of investments	$(72,063,981)	$1,671,178	$(70,392,803)
Distributions to participants	(100,828,773)	(1,047,904)	(101,876,677)

				Schedule I
CON-WAY RETIREMENT SAVINGS PLAN
EIN 94-1444798
Plan No. 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011
	Identity of issuer,
	borrower, lessor,	Description of investment including maturity date,		Current
	similar party	rate of interest, collateral, par, or maturity value	Cost	value
		Shares in registered investment companies:
*	T. Rowe Price	Growth Stock Fund (3,631,060 shares)	$99,265,462	$115,576,647
*	T. Rowe Price	Equity Income Fund (3,654,577 shares)	85,516,584	84,274,547
*	T. Rowe Price	Science and Technology Fund (2,848,835 shares)	66,396,536	72,958,659
	Dodge & Cox	Dodge and Cox International Stock Fund
		(1,488,190 shares)	52,072,962	43,514,690
	PIMCO	PIMCO Total Return Fund (5,647,376 shares)	60,753,462	61,386,972
*	T. Rowe Price	Small-Cap Stock Fund (1,239,445 shares)	35,857,882	38,732,661
*	T. Rowe Price	Retirement Income Fund (323,379 shares)	4,009,383	4,187,757
*	T. Rowe Price	Retirement 2005 Fund (281,865 shares)	3,035,623	3,151,245
*	T. Rowe Price	Retirement 2010 Fund (883,168 shares)	12,919,006	13,265,188
*	T. Rowe Price	Retirement 2015 Fund (3,185,678 shares)	35,645,563	36,890,150
*	T. Rowe Price	Retirement 2020 Fund (4,109,703 shares)	63,482,214	65,385,375
*	T. Rowe Price	Retirement 2025 Fund (4,372,643 shares)	49,465,623	50,635,208
*	T. Rowe Price	Retirement 2030 Fund (2,784,835 shares)	44,906,598	46,061,169
*	T. Rowe Price	Retirement 2035 Fund (2,166,972 shares)	24,341,943	25,266,895
*	T. Rowe Price	Retirement 2040 Fund (1,296,257 shares)	20,681,372	21,478,978
*	T. Rowe Price	Retirement 2045 Fund (1,259,786 shares)	13,331,018	13,895,440
*	T. Rowe Price	Retirement 2050 Fund (519,613 shares)	4,551,764	4,806,423
*	T. Rowe Price	Retirement 2055 Fund (178,008 shares)	1,550,391	1,626,996
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C (2,439,564 shares)	24,018,912	32,909,723
*	T. Rowe Price	Bond Index Trust (764,067 shares)	20,016,219	24,664,079
*	T. Rowe Price	U.S. Treasury Money Market Trust
		(151,486,827 shares)	151,486,827	151,486,827
*	T. Rowe Price	Retirement Strategy Trust-Balanced
		(1,520,164 shares)	37,864,145	49,496,534
		Common Stock:
*	Con-way Inc.	Con-way Common Stock (6,955,903 shares)	238,684,897	202,834,237
		Participant loans:
*	Plan participants	Participant loans with interest from 4.25% to
		10.50% and maturity dates through 2016	—	89,322,294
				1,253,808,694
		Investments held in 401(h) account:
	PIMCO	PIMCO Total Return Fund (3,792,096 shares)	40,391,091	41,220,081
				$1,295,028,775
*	Represents a party-in-interest as of December 31, 2011.
Note: Cost is calculated using the current value rolling-average cost method.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way Retirement Savings Plan
(Name of Plan)

June 25, 2012	/s/ Michael J. Morris
Michael J. Morris
Chairman, Con-way Inc. Administrative Committee

EXHIBIT INDEX

Exhibit Number                                Exhibit

         23                                                                Consent of Independent Registered Public Accounting Firm